UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 23, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation	File Number)	Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
October 23, 2002

Item 5. Other Events and Regulation FD Disclosure

On October 23, 2002, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter and nine months ended September 30, 2002. This press release, dated October 23, 2002, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated October 23, 2002.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Regulation FD Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        First Midwest Bancorp, Inc.
                                        _____
                                        (Registrant)

Date: October 23, 2002   /s/ MICHAEL L. SCUDDER
                                        _____
                                        Michael L. Scudder
                                        Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]   **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE   **CONTACT: Michael L. Scudder**

                                                              (630) 875-7283

TRADED: Nasdaq   **James M. Roolf**
SYMBOL: FMBI   **(630) 875-7463**

FIRST MIDWEST REPORTS THIRD QUARTER RESULTS: 3RD QUARTER UP 11.9% - NINE MONTHS UP 15.8%

3RD QUARTER 2002 HIGHLIGHTS:

- **EPS of $.47 vs. $.42 Last Year & $.47 Consensus**

- **ROAA of 1.50% vs. 1.47% Last Year**

- **Asset Quality Remains Sound**

ITASCA, IL, OCTOBER 23, 2002 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today reported net income for third quarter ended September 30, 2002 increased to $22.7 million, or $.47 per diluted share, as compared to 2001's like quarter of $21.2 million, or $.42 per diluted share, representing an increase of 11.9% on a diluted per share basis. Performance for the current quarter resulted in an annualized return on average assets of 1.50% as compared to 1.47% for the like quarter of 2001 and an annualized return on average equity of 18.5% as compared to 18.6% for the 2001 quarter. The current quarter's earnings of $.47 per diluted share was consistent with both First Midwest's guidance and First Call's recent consensus earnings estimate.

For the first nine months of 2002, net income increased to a record $67.7 million, or $1.39 per diluted share, as compared to 2001's $60.9 million, or $1.20 per diluted share, representing an increase of 15.8% on a diluted per share basis. Performance for the first nine months of 2002 resulted in an annualized return on average assets of 1.54% as compared to 1.42% for the like period of 2001 and an annualized return on average equity of 19.1% as compared to 17.8% for the 2001 period.

Net Interest Margin

Net interest income was $55.5 million for third quarter 2002 as compared to $53.3 million for 2001's like quarter, representing an increase of 4.1%. Net interest margin for the third quarter was 4.26%, essentially unchanged from the 2001 like quarter and down from 4.43% in second quarter 2002. Consistent with First Midwest's expectations, the margin contraction resulted from the continued low interest rate environment and management's steps taken during the year to insulate net interest income against the potential for rising interest rates. In addition, significant increases in refinance related mortgage prepayments contributed to lower earning asset rates within the mortgage-backed securities portfolio. The expectation of continued low interest rates, flattening in the yield curve and acceleration in mortgage prepayment speeds will maintain pressure on interest margins going forward.

Loan Growth and Funding

Total average loans for third quarter 2002 were essentially unchanged in comparison to the prior year's like quarter averages with growth in commercial and industrial loans being offset by a decline in 1-4 family real estate. On a linked-quarter basis, total average loans remained stable with growth in the commercial and industrial portfolio continuing to be offset by a decrease in 1-4 family real estate loans. Responsive to the uncertain economy, focus remains on sound underwriting and profitable pricing at the expense of loan growth.

Total average deposits for third quarter 2002 increased 2% from the prior year's like quarter and were up slightly on a linked-quarter basis. Reflective of customer liquidity preferences and targeted sales promotions, average balances maintained in demand, savings and now accounts grew 3.7% on a linked-quarter basis and 21.7% from the prior year's like quarter. Conversely, more costly time deposit balances declined 1.7% on a linked-quarter basis and 10.8% on a prior year like quarter basis as pricing strategies encouraged customers to transfer account balances to either transactional accounts or longer term maturities.

Noninterest Income and Expense

Total noninterest income for the third quarter and nine months of 2002 was $16.9 million and $49.4 million, down 2.0% and 3.9%, respectively, from the like 2001 periods. Improvement in service charges on deposit accounts was offset by lower trust fees, income from corporate owned life insurance and other service charge revenues reflective of the decline in debt and equity market conditions. On a linked-quarter basis, noninterest income increased 3.1% as growth in service charges on deposit accounts continued and trust and other fee sources stabilized.

Total noninterest expenses for third quarter 2002 grew by 3.3% over 2001's like quarter while the nine months of 2002 grew by 3.4% over the prior year period. Salaries and benefits increased by 7.7% in third quarter 2002 over 2001's like quarter primarily due to general salary increases, higher retirement and healthcare costs, and higher expected incentive program awards. On a linked-quarter basis, noninterest expense was virtually unchanged.

The combination of top line revenue performance and continued cost control resulted in efficiency ratios of 49.08% for the third quarter of 2002 and 48.51% for the nine month period of 2002 and continued the strong level of performance in this key ratio.

Credit Quality

Nonperforming assets (nonperforming loans plus foreclosed real estate) totaled $13 million, representing a decline in such assets for the 4th consecutive quarter. Similarly, nonperforming loans declined 15.9% as compared to June 30, 2002 and 53.4% as compared to the year ago level. Nonperforming loans at September 30, 2002 represented .29% of loans, down from .50% at year-end 2001 and .62% a year ago.

Loans past due 90 days and still accruing increased to $9.8 million at September 30, 2002 from $3.6 million at June 30, 2002. This increase was primarily related to two credits that are the subject of rigorous remediation efforts. Such efforts may result in a portion of these loans transitioning to nonperforming status in the fourth quarter of 2002.

First Midwest continues to have virtually no credit exposure in such high profile sectors as energy, cable and telecommunications nor shared national credit or syndicated loans.

Net charge-offs for third quarter 2002 were .34% of average loans as compared to .36% in second quarter 2002 and .49% for third quarter 2001. Provisions for loan losses for the current quarter fully covered the quarter's net charge-offs resulting in the ratio of the reserve for loan losses to total loans at September 30, 2002 being maintained at 1.41% and approximating the level of the last eight quarters.

The reserve for loan losses at September 30, 2002 represented 480% of nonperforming loans as compared to 283% at year-end 2001 and 223% at the end of third quarter 2001.

Dividends, Share Repurchases and Capital Management

During third quarter 2002 First Midwest paid a dividend of $.17 per share representing the 79th consecutive quarterly dividend paid by First Midwest since its formation in 1983. Based on the October 11, 2002 closing price of $26.00 per share, the current dividend rate represents an annual yield of 2.62%. First Midwest continued to repurchase its common stock during third quarter 2002 with approximately 564,000 shares being repurchased at an average price of approximately $27.15 per share; for the nine months of 2002 approximately 1,449,000 shares have been repurchased at an average price of $28.07 per share. All such share repurchases were effected utilizing cash on hand, and as of September 30, 2002 the Parent Company continued to have no short or long-term debt. As of September 30, 2002, approximately 2.8 million shares remained under First Midwest's current 3.0 million share repurchase authorization.

As of September 30, 2002 First Midwest's Total Risk Based Capital and Tier 1 Risk Based Capital ratios were 10.92% and 9.83%, respectively, compared with the minimum "well capitalized" levels for regulatory purposes of 10% and 6%, respectively. First Midwest's Tier 1 Leverage Ratio as of such date was 7.28% and exceeded the regulatory minimum range of 3% - 5% required to be considered a "well capitalized" institution. As of September 30, 2002, First Midwest had capital of approximately $40.6 million in excess of the most restrictive regulatory minimum capital level required to be considered a "well capitalized" institution.

Outlook for Balance of 2002

First Midwest remains comfortable with First Call's current fourth quarter and full year consensus earnings estimate of $.47 and $1.86 per diluted share, respectively. The $1.86 guidance would result in full year 2002 diluted earnings per share growth of 14% over 2001. This guidance is based upon First Midwest's current assessment of general economic and market conditions and is qualified by existent uncertainties, consequences and unfolding events as well as unknown factors that could negatively affect performance.

About the Company

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through some 70 offices located in more than 40 communities primarily in northern Illinois.

_____

Safe Harbor Statement

Statements made in this Press Release which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of First Midwest, including, without limitation, (i) loan and deposit growth, net interest income and margin, wholesale funding sources, provision and reserve for loan losses, nonperforming loan levels and net charge-offs, noninterest income and expenses, diluted earnings per share growth rates for 2002, and dividends to shareholders, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "can", "will", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond First Midwest's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, in addition to those contained in First Midwest's reports on file with the Securities and Exchange Commission: general economic or industry conditions, nationally and/or in the communities in which First Midwest conducts business, changes in the interest rate environment, conditions of the securities markets, prepayment speeds, deposit flows, cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of First Midwest's loan and investment portfolios, legislation or regulatory requirements, changes in accounting principals, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting First Midwest's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. First Midwest does not undertake, and specifically disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:

- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables and certain additional unaudited selected financial information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com.*

Operating Highlights

Unaudited

	Quarters Ended September 30,		Nine Months Ended September 30,	
(Amounts in thousands except per share data)	**2002**	2001	**2002**	2001
Net income	$ **22,679**	$ 21,249	$ **67,684**	$ 60,864
Diluted earnings per share.......	$ **0.47**	$ 0.42	$ **1.39**	$ 1.20
Return on average equity............	**18.46%**	18.57%	**19.14%**	17.76%
Return on average assets	**1.50%**	1.47%	**1.54%**	1.42%
Net interest margin	**4.26%**	4.27%	**4.34%**	4.03%
Efficiency ratio	**49.08%**	48.92%	**48.51%**	50.20%

Balance Sheet Highlights

Unaudited

(Amounts in thousands except per share data)	**Sept. 30, 2002**	Sept. 30, 2001
Total assets........................	$ **6,073,530**	$ 5,819,571
Total loans.........................	**3,398,393**	3,448,248
Total deposits	**4,259,762**	4,179,494
Stockholder's equity................	**497,336**	457,297
Book value per share	**$10.44**	$9.31
Period end shares outstanding.......	**47,616**	49,109

Stock Performance Data

Unaudited

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2002	2001	**2002**	2001
Market Price:				
Quarter End	$ **26.86**	$ 27.02	$ **26.86**	$ 27.02
High	$ **30.13**	$ 28.00	$ **32.16**	$ 28.00
Low.................................	$ **23.34**	$ 23.04	$ **23.34**	$ 20.65
Quarter end price to book value	**2.6 x**	2.9 x	**2.6 x**	2.9 x
Quarter end price to:				
Consensus estimated 2002 earnings........	**14.4 x**	N/A	**14.4 x**	N/A
Consensus estimated 2003 earnings........	**13.2 x**	N/A	**13.2 x**	N/A
Dividends declared per share............	$ **0.17**	$ 0.16	$ **0.51**	$ 0.48

Condensed Consolidated Statements of Condition

Unaudited [(1)]

(Amounts in thousands)	September 30, 2002	September 30, 2001
Assets		
Cash and due from banks	$ **179,391**	$ 184,120
Funds sold and other short-term investments	**20,706**	14,728
Securities available for sale	**2,123,412**	1,830,378
Securities held to maturity, at amortized cost	**94,533**	87,014
Loans	**3,398,393**	3,448,248
Reserve for loan losses	**(47,919)**	(47,745)
Net loans	**3,350,474**	3,400,503
Premises, furniture and equipment	**80,636**	77,698
Investment in corporate owned life insurance	**139,902**	133,412
Accrued interest receivable and other assets	**84,476**	91,718
Total assets	$ **6,073,530**	$ 5,819,571
Liabilities and Stockholders' Equity		
Deposits	$ **4,259,762**	$ 4,179,494
Borrowed funds	**1,238,846**	1,117,013
Accrued interest payable and other liabilities	**77,586**	65,767
Total liabilities	**5,576,194**	5,362,274
Common stock	**569**	569
Additional paid-in capital	**71,124**	76,301
Retained earnings	**580,707**	524,662
Accumulated other comprehensive income	**46,887**	16,695
Treasury stock, at cost	**(201,951)**	(160,930)
Total stockholders' equity	**497,336**	457,297
Total liabilities and stockholders' equity	$ **6,073,530**	$ 5,819,571

(1) While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with accounting principles generally accepted in the United States and are derived from quarterly financial statements and footnote information upon which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report.

Condensed Consolidated Statements of Income
Unaudited [1]

(Amounts in thousands except per share data)	Quarters Ended September 30,		Nine Months Ended September 30,	
	2002	2001	**2002**	2001
Interest Income				
Loans..	$ **56,209**	$ 66,722	$ **169,865**	$ 203,784
Securities	**26,830**	28,352	**81,027**	92,621
Other	**220**	277	**551**	749
Total interest income	**83,259**	95,351	**251,443**	297,154
Interest Expense				
Deposits...	**20,074**	31,762	**63,931**	108,113
Borrowed funds...	**7,727**	10,310	**21,511**	38,509
Total interest expense..................................	**27,801**	42,072	**85,442**	146,622
Net interest income	**55,458**	53,279	**166,001**	150,532
Provision for Loan Losses...............................	**3,020**	5,248	**11,175**	12,771
Net interest income after provision for loan losses.....	**52,438**	48,031	**154,826**	137,761
Noninterest Income				
Service charges on deposit accounts	**6,439**	6,062	**18,414**	17,643
Trust and investment management fees	**2,543**	2,589	**7,802**	7,910
Other service charges, commissions, and fees........	**4,501**	4,924	**13,252**	13,819
Corporate owned life insurance income	**1,831**	1,935	**5,268**	6,222
Securities gains, net.......................................	**9**	55	**33**	757
Other	**1,566**	1,673	**4,644**	5,082
Total noninterest income	**16,889**	17,238	**49,413**	51,433
Noninterest Expense				
Salaries and employee benefits	**21,017**	19,519	**60,793**	57,054
Occupancy expenses	**3,682**	3,459	**10,795**	11,392
Equipment expenses	**1,956**	1,872	**5,810**	5,715
Technology and related costs............................	**2,448**	2,594	**7,465**	7,693
Other	**9,003**	9,440	**27,493**	26,842
Total noninterest expense............................	**38,106**	36,884	**112,356**	108,696
Income before taxes..	**31,221**	28,385	**91,883**	80,498
Income tax expense...	**8,542**	7,136	**24,199**	19,634
Net Income	$ **22,679**	$ 21,249	$ **67,684**	$ 60,864
Diluted Earnings Per Share	$ **0.47**	$ 0.42	$ **1.39**	$ 1.20
Dividends Declared Per Share....................	$ **0.17**	$ 0.16	$ **0.51**	$ 0.48
Weighted Average Diluted Shares Outstanding	**48,146**	50,119	**48,652**	50,794

(1)   *While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with accounting principles generally accepted in the United States and are derived from quarterly financial statements and footnote information upon which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report.*

Selected Quarterly Data

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands except per share data)	**2002**	2001	**9/30/02**	6/30/02	3/31/02	12/31/01	9/30/01
Net interest income	**$ 166,001**	$ 150,532	**$ 55,458**	$ 56,296	$ 54,247	$ 53,848	$ 53,279
Provision for loan losses	**11,175**	12,771	**3,020**	3,100	5,055	6,313	5,248
Noninterest income	**49,413**	51,433	**16,889**	16,382	16,142	17,433	17,238
Noninterest expense.....................................	**112,356**	108,696	**38,106**	38,614	35,636	36,660	36,884
Net income	**67,684**	60,864	**22,679**	22,934	22,071	21,274	21,249
Diluted earnings per share	**$ 1.39**	$ 1.20	**$ 0.47**	$ 0.47	$ 0.45	$ 0.43	$ 0.42
Return on average equity..............................	**19.14%**	17.76%	**18.46%**	19.60%	19.39%	18.24%	18.57%
Return on average assets...............................	**1.54%**	1.42%	**1.50%**	1.57%	1.55%	1.47%	1.47%
Net interest margin.......................................	**4.34%**	4.03%	**4.26%**	4.43%	4.32%	4.33%	4.27%
Efficiency ratio	**48.51%**	50.20%	**49.08%**	49.15%	47.26%	48.08%	48.92%
Period end shares outstanding.....................	**47,616**	49,109	**47,616**	48,165	48,534	48,725	49,109
Book value per share	**$ 10.44**	$ 9.31	**$ 10.44**	$ 9.91	$ 9.21	$ 9.18	$ 9.31
Dividends declared per share	**$ 0.51**	$ 0.48	**$ 0.17**	$ 0.17	$ 0.17	$ 0.17	$ 0.16

Asset Quality

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands)	**9/30/02**	9/30/01	**9/30/02**	6/30/02	3/31/02	12/31/01	9/30/01
Nonperforming loans....................................	**$ 9,988**	$ 21,425	**$ 9,988**	$ 11,879	$ 15,277	$ 16,847	$ 21,425
Foreclosed real estate..................................	**2,972**	3,651	**2,972**	4,582	4,289	3,630	3,651
Loans past due 90 days and still accruing.	**9,820**	6,117	**9,820**	3,564	4,739	5,783	6,117
Nonperforming loans to loans.....................	**0.29%**	0.62%	**0.29%**	0.35%	0.45%	0.50%	0.62%
Nonperforming assets to loans plus foreclosed real estate.................................	**0.38%**	0.73%	**0.38%**	0.48%	0.58%	0.61%	0.73%
Reserve for loan losses to loans..................	**1.41%**	1.38%	**1.41%**	1.41%	1.42%	1.42%	1.38%
Reserve for loan losses to nonperforming loans..	**480%**	223%	**480%**	403%	313%	283%	223%
Provision for loan losses	**$ 11,175**	$ 12,771	**$ 3,020**	$ 3,100	$ 5,055	$ 6,313	$ 5,248
Net loan charge-offs	**11,001**	10,119	**2,919**	3,056	5,026	6,313	4,208
Net loan charge-offs to average loans.......	**0.44%**	0.41%	**0.34%**	0.36%	0.61%	0.73%	0.49%